Board of Governors of the Federal Reserve System   OMB Number 7100-0224   Approval expires February 28, 2023
Federal Deposit Insurance Corporation   OMB Number 3064-0093   Approval expires March 31, 2025
Office of the Comptroller of the Currency   OMB Number 1557-0184   Approval expires August 31, 2025
Securities and Exchange Commission   OMB Number 3235-0083   Approval expires November 30, 2022
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Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Nov. 08, 2024
REGISTRATIONS BRANCH 04

1. Check appropriate regulatory agency (ARA):

   A. [X] Comptroller of the Currency

   B. [ ] Board of Governors of the Federal Reserve System

   C. [ ] Federal Deposit Insurance Corporation

   D. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker

   B. [ ] Government Securities Dealer

   C. [X] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice

   B. [X] Amendment

24007900

4. A. Full name of the financial institution   JPMorgan Chase Bank, National Association

   B. Address of principal office of financial institution:

   383 Madison Ave
   Address

New York	NY	10179
City	State	Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

City	State	Zip Code

   D. Mailing address if different from (B) or (C):

   Address

City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Wade Hively	Employee Conduct Lead	614-422-0174
Name	Title	Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. [X] Yes   B. [ ] No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
575 Washington Blvd	Jersey City	NJ	07310	Operations
560 Mission Street	San Francisco	CA	94105	Underwriting, Trading or Sales
10 S. Dearborn Street	Chicago	IL	60603	Underwriting, Trading or Sales
				SEE SECTION 5 APPENDIX FOR ALL BRANCHES

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Pasierb, Mark
Last / First / Middle

Thiel, Gergana
Last / First / Middle

Childs, Eric
Last / First / Middle

Fitzsimmons, Brian
Last / First / Middle

SEE ATTACHED ROSTER FOR ALL SUPERVISORS AND APs
Last / First / Middle

Managing Director
Title

Managing Director
Title

Managing Director
Title

Managing Director
Title

Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☒ Yes   B. ☐ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Mark Pasierb
Name (First, Middle, Last)

Managing Director
Title

Signature   Date 11/6/23

10/2019